FILED BY MERRILL LYNCH & CO., INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND
DEEMED FILED PURSUANT TO RULE 14-A-12 OF THE SECURITIES
EXCHANGE ACT OF 1934
SUBJECT COMPANY: FIRST REPUBLIC BANK
FDIC CERTIFICATE No.: 26665
COMMISSION FILE No.: 005-7954

Katherine:

     At this time, I’d like to introduce Bob McCann, Executive Vice President, and Vice Chairman and President of the Global Private Client group of Merrill Lynch.
Bob:
     Thank you, Katherine.
     I appreciate the opportunity to say a few words about our proposed partnership with First Republic Bank.
     We have watched and admired this Bank for some time now. Merrill Lynch very much wants First Republic to continue operating as it has. We have no intention of changing this successful formula, rather expanding it.
     To that end, First Republic will operate as a stand-alone brand within Merrill Lynch and continue focusing on delivering exceptional client service. The Bank will retain its name, its San Francisco headquarters, and, most importantly, its management team. The Bank’s Board of Directors will become the Bank’s Advisory Board chaired by Roger Walther.
     For our part, we believe First Republic’s clients will benefit from Merrill’s global reach and resources. We have a whole universe of investment products, and our AA credit rating will make First Republic even more attractive to depositors. Because of Merrill Lynch’s financial strength, First Republic can offer a wider selection of loan products and sizes, and the bank will have a greater opportunity for expansion.
     For First Republic employees, I’d like to welcome them. Merrill Lynch is an institution that, while global, has always put its employees first and it’s quite active in its community as well. This partnership will mean new opportunities for financial reward and the potential of a career growth. We were interested in First Republic specifically because of the terrific team in place. As Jim mentioned, this isn’t a bank merger based on cost cuts and consolidation. This is a growth story.
     We’re delighted that First Republic will join us. This is a unique opportunity to bring together two complementary businesses that and client bases will greatly benefit clients, employees, communities and shareholders.
     Thank you very much.

Disclosure:
In connection with the proposed transaction, Merrill Lynch & Co., Inc. intends to file a registration statement and other materials with the Securities and Exchange Commission (the “SEC”) and First Republic Bank intends to file a proxy statement and other materials with the Federal Deposit Insurance Corporation (“FDIC”). Investors are urged to read the registration statement, the definitive proxy statement and other materials when they become available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about Merrill Lynch & Co., Inc. at the SEC’s Internet site (http://www.sec.gov) and First Republic Bank at First Republic Bank’s Internet site (http://www.firstrepublic.com).
Merrill Lynch & Co., Inc. and First Republic Bank and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from First Republic Bank stockholders in respect of the proposed transaction. Information regarding Merrill Lynch & Co., Inc.’s directors and executive officers is available in its proxy statement for its 2006 annual meeting of stockholders, dated March 10, 2006, and information regarding First Republic Bank’s directors and executive officers is available in its proxy statement for its 2006 annual meeting of stockholders, dated April 5, 2006. Additional information regarding the interests of such potential participants will be included in the registration statement and the other relevant documents filed with the SEC and the FDIC, as the case may be, when they become available.
Cautionary Language Concerning Forward-Looking Statements:
Information contained in this document may contain forward-looking statements, including, for example, statements about management expectations, strategic objectives, growth opportunities, business prospects, regulatory proceedings, transaction synergies and other benefits of the merger, and other similar matters. These forward-looking statements are not statements of historical facts and represent only Merrill Lynch’s and/or First Republic’s beliefs regarding future performance, which is inherently uncertain. There are a variety of factors, many of which are beyond Merrill Lynch’s and First Republic’s control, which affect operations, performance, business strategy and results and could cause actual results and experience to differ materially from the expectations and objectives expressed in any forward-looking statements. These factors include, but are not limited to, (1) those factors set forth in Merrill Lynch’s Form 10-K, Form 10-Q and other filings with the SEC; (2) those factors set forth in First Republic’s Form 10-K, Form 10-Q and other filings with the FDIC; (3) the parties’ ability to obtain the regulatory and other approvals required for the merger on the terms and within the time expected; (4) the risk that Merrill Lynch will not be able successfully to integrate the business of First Republic or that such integration will be more time consuming or costly than expected; (5) the risk that expected synergies and benefits of the merger will not be realized within the expected time frame or at all; and (6) the risk of deposit attrition, increased operating costs, customer loss, employee loss and business disruption following the merger. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only to the date on which they are made. Neither Merrill Lynch nor First Republic Bank undertakes to update these statements to reflect the impact of circumstances or events that arise after the date on which they were made. Investors should consult Merrill Lynch’s reports filed with the SEC and First Republic’s reports filed with the FDIC for additional information.